UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No.  8

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value

Class B Common Stock, no par value

(Title of Class of Securities)

Class A Common Stock: 369385 10 9

Class B Common Stock: 369385 20 8

(CUSIP Number)

Anastasia Kelly

Executive Vice President and General Counsel

MCI, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

(703) 886-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 7 Pages)

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI, Inc. 58-1521612
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 50,000* Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 0.1%* Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc. 13-2745892
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 50,000* Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 0.1%* Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI Communications Corporation 58-2358731
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                None

  8.    SHARED VOTING POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

  9.    SOLE DISPOSITIVE POWER

                None

10.    SHARED DISPOSITIVE POWER

                Class A Common Stock: 50,000*

                Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 50,000* Class B Common Stock: 1,275,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 0.1%* Class B Common Stock: 33.0%
14.	TYPE OF REPORTING PERSON CO
*	Consists solely of 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested as of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 5 of 7

PRELIMINARY STATEMENT

This Amendment No. 8 amends and supplements the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, Amendment No. 4 dated March 22, 2002, Amendment No. 5 dated April 10 and 11, 2002, Amendment No. 6 dated August 29, 2003 and Amendment No. 7 dated December 2, 2004 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, no par value (“Class A Stock”), and the Class B Common Stock, no par value (“Class B Stock”) of General Communication, Inc., an Alaska corporation (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to add the following at the end thereof:

On December 7, 2004, the transactions contemplated by the Repurchase Agreement were consummated and an aggregate of 3,751,509 shares of Class A Common Stock and 10,000 shares of Series C Preferred Stock were sold back to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The first three paragraphs of Item 5 are deleted and replaced with the following:

The Reporting Persons presently own beneficially 50,000 shares of Class A Stock (consisting solely of 50,000 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by WorldCom Ventures), representing approximately 0.1% of the presently outstanding shares of Class A Stock, based upon (a) a total of approximately 54,205,376 outstanding shares of Class A Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and (b) the shares issuable upon exercise of the options to purchase Class A Stock as described above. The Reporting Persons presently own beneficially 1,275,791 shares of Class B Stock, representing approximately 33.0% of the presently outstanding shares of Class B Stock, based upon 3,865,686 outstanding shares of Class B Stock as of October 28, 2004, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

Network Services, MCIC (through Network Services) and MCI (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services. WorldCom Ventures, Network Services (through WorldCom Ventures), MCIC (through Network Services) and MCI (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer that may be obtained upon the exercise of the options granted to WorldCom Ventures.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 6 of 7

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Attached hereto or incorporated herein are the following exhibits:

1.	Joint Filing Agreement, dated August 28, 2003, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D of the Issuer dated August 29, 2003 (SEC File No. 005-38452)).

2.	Stock Purchase Agreement dated as of March 31, 1993, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 1 to Schedule 13D of the Issuer dated May 24, 1993 (SEC File No. 005-38452)).

3.	Stock Purchase Agreement dated as of September 13, 1996, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 5 to Schedule 13D of the Issuer dated November 20, 1996 (SEC File No. 005-38452)).

4.	Statement of Stock Designation Regarding Series C Preferred Stock (incorporated by reference to Exhibit 9 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

5.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

6.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 12 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

7.	Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, among General Communication, Inc., MCI WORLDCOM Network Services, Inc. and WorldCom, Inc. (incorporated by reference to Exhibit 10 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

8.	Stock Purchase Agreement, dated as of November 18, 2004, by and among General Communication, Inc., MCI, Inc. and MCI WORLDCOM Network Services, Inc. (incorporated by reference to Exhibit 8 to the Schedule 13D of the Issuer dated December 2, 2004 (SEC File No. 005-38452)).

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2004

MCI, INC.

By:	/s/ Anastasia Kelly
Name:	Anastasia Kelly
Title:	Executive Vice President and General Counsel

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/s/ Nicole S. Jones
Name:	Nicole S. Jones
Title:	Assistant Secretary

MCI COMMUNICATIONS CORPORATION

By:	/s/ Nicole S. Jones
Name:	Nicole S. Jones
Title:	Assistant Secretary